Know Labs, Inc.

August 23, 2019

Mr. David Burton, Accounting Branch Chief
Securities Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
1100 F Street N.E.
Washington, D.C. 20549

Re:	Know Labs, Inc.
Registration Statement on Form S-1
Filed May 30, 2019
File No. 333-231829

Dear Mr. Burton,

Reference is made to the Staff’s comment letter dated July 31, 2019 (the “Staff’s Letter”) to Know Labs, Inc. (the “registrant” or “Company”). The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Registration Statement on Form S-1 filed with the SEC on May 30, 2019.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant. These comments have been made in response to the Staff’s comments.

Registration Statement on Form S-1 filed May 30, 2019

Fee table, page i

1.
We note your response to prior comment 2 and Exhibit A to your response. Given that it appears that you are seeking to register the resale of common shares, not the exercise of warrants or the conversion of the preferred stock, it is unclear why your reliance on Rule 457(g) is appropriate. Please clarify or revise as appropriate. Also: show us how you calculated the "Proposed Maximum Aggregate Offering Price" and "Amount of Registration Fee" for the shares of common stock underlying the interest on the convertible notes; and tell us how you determined the number of shares issuable upon exercise of the Series F Preferred Warrants, given your disclosure on pages 32-33 regarding the number of warrants issued.

Response. The registration includes the registration of resale of common shares underlying the notes, warrants and preferred stock. We have revised our filing accordingly as set forth in Exhibit A attached hereto and incorporated herein by reference to remove reference to 457(g) in agreeance with the Staff’s letter.

Further, the "Proposed Maximum Aggregate Offering Price" and "Amount of Registration Fee" for the shares of common stock underlying the interest on the convertible notes was calculated by multiplying the principal of the 8% Unsubordinated Convertible Notes ($2,242,515) by the interest rate (8%) for the one year maturity of the note bring the total interest to $339,401. The total interest was multiplied by closing average ($1.53). We recognize there was an error in the amount of shares to be registered underlying the interest in and the proposed maximum offering price;

500 Union St. #810 Seattle WA 98101
Knowlabs.co

The fee table has been revised it as follows:

Title of Each Class		Proposed Maximum	Proposed Maximum
of Securities to	Amount to be	Offering	Aggregate	Amount of
be Registered	Registered (1)	Price Per Unit	Offering Price (2)	Registration Fee
Common Stock, $0.001 par value per share, underlying the Interest
of 8% Unsubordinated Convertible Notes (3)(4)	339,401	1.53	519,294	62.94

With respect to the number of shares issuable upon exercise of the Series F Preferred Warrants (“Series F Warrants”), given our disclosure on pages 32-33 regarding the number of warrants issued. The Series F Preferred Warrants were calculated based on the number of shares issuable upon the exercise of the Series F Preferred Warrants multiplied by the funds the Registrant will receive upon the exercise of the Series F Preferred Warrants.

The Registrant issued the following Series F warrants:

 Selling Security Holders, page 30

2.
Please expand your response to the second bullet point of prior comment 3 to address the common stock issuable upon exercise of the Series F Preferred Warrants.

Response. We are registering 3,984,000 shares of common stock issuable upon conversion of outstanding Series F Warrants that were previously issued to one of the Selling Shareholders in connection with Preferred Stock and Warrant Purchase Agreement dated November 10, 2016 (the “Purchase Agreement”). The Series F Warrants were originally issued at an exercise price of $0.80, a slight discount to market, however, due to certain protective provisions in the Purchase Agreement, if certain securities of the Company were issued at a price lower than $0.80 then the exercise price of the Series F Warrants was to be adjusted downwards to match resulting in a reduced exercise price of $0.25.

3.
Please disclose the substance of your response to the fourth bullet point of prior comment 3. Also disclose, if true, that all securities offered by an affiliate of a broker-dealer were purchased by the seller in the ordinary course of business, and, at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

500 Union St. #810 Seattle WA 98101
Knowlabs.co

Response. All securities offered by the Broker-Dealer Parties were received as compensation for underwriting activities and were validly earned pursuant to their agreement with the Company dated November 6, 2018 (the “Agreement”). Pursuant to the Agreement, which is attached hereto as Exhibit B and will be filed as an exhibit to Form S-1, Boustead Securities, LLC a FINRA member, acted as our exclusive placement agent. They received a 8% cash fee and 8% in warrants which are exercisable for 5 years at an exercise price of $1.20. All securities offered by an affiliate of a broker-dealer were acquired by the seller in the ordinary course of business, and, at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

4.
We note your response to the eighth bullet point of prior comment 3. Please ensure that the number of shares registered for sale in the fee table is consistent with the shares listed in "Selling Security Holders." We note in this regard that the "Grand Total" in column (c) does not appear to reconcile to the proposed revisions to the fee table.

Response. We have revised the Selling Security Holders table, Grand Total in column C to reconcile with the revisions to the fee table. We have included a copy of the revised table as Exhibit B attached hereto and incorporated herein by reference.

5.
We note from your response to the tenth bullet point of prior comment 3 that the company is not aware of any short positions held by any of the selling stockholders. Please clarify whether that response was based on information obtained from the Selling Shareholders.

Response. The Company’s response that is not aware of any short positions is based on its reliance upon the contractual representations of the Selling Shareholders as set forth in the Registration Rights Agreements provided by each of the Selling Shareholders, a copy of which was filed with the Registration Statement as Exhibit 10.33, which, includes but is not limited to the following representations:

“Company has advised each Selling Shareholder that it is the view of the Commission that it may not use shares registered on the Registration Statement to cover short sales of Common Stock made prior to the date on which the Registration Statement is declared effective by the Commission, in accordance with 1997 Securities and Exchange Commission Manual of Publicly Available Telephone Interpretations Section A.65. If a Selling Shareholder uses the prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Shareholders in connection with resales of their respective shares under the Registration Statement.”

6.
Please expand your response to prior comment 3 to provide us your analysis supporting your conclusion regarding why your agreements with Boustead Securities need not be filed as exhibits to your registration statement.

Response. We do not disagree and have filed a copy of the agreement with Boustead Securities as Exhibit B, attached hereto and incorporated herein by reference, and will file the same as an exhibit to our Form S-1 amendment.

7.
From your response to prior comment 3, it appears that you do not intend to use cash to repay the principal and interest under the note. It therefore remains unclear whether in substance the transaction is a primary offering of your common stock. Please expand your response, citing all authority on which you rely, or revise your registration statement as appropriate.

Response. The Company respectfully submits that (i) the offering to be registered pursuant to the Registration Statement is a valid secondary offering and may be registered as contemplated by the Registration Statement, and (ii) the Selling Security Holders are not “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

500 Union St. #810 Seattle WA 98101
Knowlabs.co

Rule 415 Analysis

The Staff has previously recognized the complexity of the analysis of certain transactions under Rule 415 and has set forth a detailed analysis of the relevant factors that should be examined in its Compliance and Disclosure Interpretation (the “C&DI”) 612.09:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements ... The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As C&DI 612.09 indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.” Each of the relevant factors listed in C&DI 612.09 is discussed below. The Company respectfully submits that, based on a proper consideration of all of these factors, the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock can be registered for resale on behalf of the Selling Shareholders pursuant to Rule 415.

How Long the Selling Shareholders Have Held the Shares

The Company advises the Staff that the Selling Shareholders have now held the securities, pursuant to which the underlying common stock is being registered, as follows:

(i) all securities associated with the offering and sale of the 8% Unsubordinated Convertible Notes, including common stock underlying the Principal and Interest of the Notes, the Warrants and Placement Agent Warrants (collectively the “Note Offering”), which were sold in a series of closings between February 15, 2019 and May 28, 2019, have been held for between nearly three (3) and five (5) months, and have not yet effected any conversion of such securities into shares of Common Stock.

(i) The Selling Shareholder of the Series D Preferred Stock and Series F Warrants (collectively the “Preferred”) acquired the securities pursuant to the Preferred Stock and Warrant Purchase Agreement dated November 10, 2016 and has held the securities for nearly 3 years (the “Preferred Offering”).

Presumably, the longer securities are held, the less likely it is that the Selling Shareholders are acting as a mere conduit for the issuer. Since the time the Selling Shareholders acquired the securities, they have had market risk. Moreover, there is currently no market for the Preferred Stock nor the Notes or Warrants, and one is not anticipated to develop. In addition, the earliest that the investors or the Company can convert the Preferred and Notes into Common Shares, for which there is a readily available market (albeit, as discussed below, one with limited trading volume), is one year after issuance (although the Notes could be mandatorily converted earlier if the Company consummates Qualified Financing). In addition, each Selling Shareholder made specific representations to the Company that such investor was acquiring the respective Notes and Preferred in the ordinary course of business for such Selling Shareholders’ own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. None of the Selling Shareholders’ has sold any of the Preferred nor Notes, and there is no evidence to suggest that the representations made by the Selling Shareholders’ are false. The fact that the Common Stock is now being registered for resale is not evidence that the Selling Shareholders desire to effect an immediate distribution, which in fact the Selling Shareholders are not able to do given that the Preferred Shares are not yet convertible into Common Shares.

In C&DI 116.19, the Staff codified its “PIPEs” interpretation, which contemplates that a valid secondary offering could occur immediately following the closing of a PIPE transaction. C&DI 116.19 provides in relevant part:

500 Union St. #810 Seattle WA 98101
Knowlabs.co

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

Furthermore, it is important to note that C&DI 139.13 provides that no minimum holding period is required where a company has completed a private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale registration statement. The Company is not aware that the Staff has taken the position that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering. In fact, the Company believes that such concerns would be inconsistent with C&DI 116.19. Because no holding period is required for a PIPE transaction to be a valid secondary offering, the period that has already elapsed since the signing of the Purchase Agreements is substantially longer than the holding period required by the Staff for valid PIPE transactions. This concept comports with longstanding custom and practice in the PIPEs marketplace.

The Circumstances under Which They Received the Shares

The Company respectfully submits that registration for resale of the shares of Common Stock issuable upon conversion of the Note Offering should not equate to intent to distribute by Selling Shareholders. The securities comprising the Note Offering were issued pursuant to the Form of Securities Purchase Agreement, Subscription Agreement, Convertible Note, Warrant, Subordination Agreement, and registration Rights Agreement, were filed as Exhibits 10.28-10.33 to the registrants S-1 filed May 30, 2019 (collectively the “Note Offering Purchase Agreements”). The Preferred were issued pursuant to the Form of Preferred Stock and Warrant Purchase Agreement, Registration Rights Agreement and Form of Warrant, which were filed as Exhibits 10.1-10.3 to the registrants S-1 filed May 30, 2019 (the “Preferred Purchase Agreement”, and collectively with the Note Offering Purchase Agreements, the “Purchase Agreements”).

The securities acquired pursuant to the Purchase Agreements were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder. Accordingly, the securities held by the Selling Shareholders are, and at all times have been, restricted securities that could not have been, and may not be, offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. In the Purchase Agreements, the Selling Shareholders made specific representations to the Company that they were purchasing the securities for their own accounts and not with a view to the resale or distribution thereof, and that they had no present intention of selling or otherwise distributing such securities. In addition, each of the Selling Shareholders represented that it had made its own independent decision to purchase securities in the private placement. The Company is not aware of any evidence that would indicate that these specific representations were false.

No Selling Shareholder, by virtue of the Note Offering and Preferred Offering, has any other subscription rights to obtain additional Common Stock shares. All of the Selling Shareholders were, have continued to be, and will likely continue to be for some time, at market risk with respect to their Notes and Preferred and the Common Stock issuable upon conversion thereof.

In most PIPE transactions, including the Note Offering and Preferred Offering, a registration statement is required to be filed shortly after closing (typically 30 to 90 days) and declared effective shortly thereafter. Although the Selling Shareholders bargained for registration rights as part of the Note Offering and Preferred Offering, registration rights, in and of themselves, do not evidence intent on the part of the Selling Shareholder to sell the securities. The Company notes that there are many reasons why investors prefer to have their securities registered other than to effect an immediate sale, including, but not limited to: (i) some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount and (ii) not registering the securities would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the Company. In addition, some of the Selling Shareholders are fiduciaries for their trusts/beneficiaries; as a result, such Selling Shareholders have a duty to act prudently. Accordingly, the Company understands that the Selling Shareholders wish to have their securities in a more liquid form, whereas not registering the securities could prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.

500 Union St. #810 Seattle WA 98101
Knowlabs.co

There is no evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s own rules, a distribution requires “special selling efforts”. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.” Special selling efforts and selling methods must be employed before an offering can constitute a distribution. In this case, there is no evidence that any special selling efforts or selling methods have or would take place if all of the Common Shares issuable upon conversion of the Preferred and Note Offerings and covered by the Registration Statement were registered. To the Company’s knowledge, no Selling Shareholder has any agreements or understandings, directly or indirectly, with any person to distribute its securities, nor is there any evidence that any of the Selling Shareholders have conducted any road shows or taken any other actions to condition or “prime” the market for their Shares. To do so would violate the detailed representations made by them in the Purchase Agreements.

The circumstances of the Note and Preferred Offerings underscore that it would be virtually impossible for the Selling Shareholders to effect an illegal distribution even if they desired to do so because the existing trading market for the Common Stock could not absorb all of the Common Stock that may be issued to the Investors upon conversion. According to the website Yahoo! Finance, the three-month average daily trading volume of the Common Shares on the OTCQB as of August 19, 2019 was approximately 13.99k shares. As a result, it would take the Selling Shareholders nearly two years to sell all of Common Stock shares subject to the Registration Statement assuming no one else sold a single share. Furthermore, the Selling Stockholder owning the Preferred Stock and warrants is subject to a 4.99% blocker and as such may be even more limited in the ability to sell the Common Stock shares subject to the Registration Statement. In these circumstances, it is not credible to conclude that the Selling Shareholder have purchased the securities for the purpose of making a distribution. In this situation, which is common in many PIPE transactions, the concept that the Selling Shareholders have “freely tradable” Shares is more theoretical than real. For all practical purposes, the Investors are largely locked into their investments for a significant period of time, regardless whether the common stock underlying their securities are registered.

Selling Shareholders’ Relationship to the Company

As disclosed in the Registration Statement, the Selling Shareholders had no relationship with the Company prior to its investment in the Notes Offering, with the exception of Clayton Struve, who has invested in the past and is the sole Selling Shareholder under the Preferred Offering. The Selling Shareholders have no current relationship other than as a passive investor holding the securities that have been issued to it. None of the Selling Shareholders are an affiliate of the Company. The Selling Shareholders are not represented on the board of directors of the Company, and the Selling Shareholders have no contractual rights to control or otherwise influence the conduct of the Company’s business and operations.

 In investor questionnaires delivered by the investors to the Company in connection with the Purchase Agreements, each of the Investors represented that it was not a broker-dealer registered with the Commission. A handful of the Selling Shareholders are registered brokers who received their warrants as consideration for services rendered in the Notes Offering. As discussed above, each of the Selling Shareholders also represented and warranted in the Purchase Agreements that the securities being acquired by it were being acquired for such Investor’s own account, not as nominee or agent, and not with a view to the resale or distribution of any of such securities in violation of the Securities Act. The Notes Offering and Preferred Offering was negotiated at arm’s length, with each of the Selling Shareholders incurring all of the economic and market risk attendant to this type of transaction.

In fact, the Selling Shareholders are responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in selling any of the Company’s securities. The Selling Shareholders will retain all proceeds from the sale of the securities pursuant to the Registration Statement, and the Company will not obtain any direct or indirect benefit from any amounts received from those sales. The only exception being in the event a Selling Shareholder exercises a warrant on a non-cashless basis.

500 Union St. #810 Seattle WA 98101
Knowlabs.co

The registration rights granted to the Selling Shareholders are traditional registration rights and are not indicative of any present intention of the Selling Shareholders to sell or distribute the Common Stock, much less sell or distribute the Common Stock on behalf of the Company. The decision to exercise these registration rights now and request that the Common Shares be registered with the Commission was made solely by the contractual obligations promised to the Selling Shareholders. From the point of view of the Company, filing the Registration Statement entails significant legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. Absent the Selling Shareholders’ contractual registration rights, the Company would not be filing the Registration Statement, and the Company will not receive any proceeds from any subsequent sale of the Common Shares. The Selling Shareholders negotiated the customary registration rights set forth for a variety of business reasons, and, in any case, the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering.

The Amount of Shares Involved

Assuming all of the 14,337,632 Common Shares being registered for sale by the Selling Shareholders under the Registration Statement are issued, on an after-issued basis, they will represent approximately 39% of the total Common Shares outstanding (or approximately 54% of the total Common Shares outstanding held by non-affiliates) based on the number of Common Shares outstanding as of June 30, 2019.

The Company acknowledges the large number of Common Shares involved. While it appears that the number of Common Shares being registered is a factor that the Staff considers in its determination regarding whether an offering should be deemed a primary or secondary offering, a single-minded focus on the number of securities is inconsistent with C&DI 612.09 and the facts and circumstances recited above. As described below, the Staff’s focus on “toxic” features—which are not a factor in the proposed offering—is far more likely to deter abusive practices and uncover disguised primary offerings than a focus on the number of securities being registered.

We understand that several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions. The Staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the shares involved. In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated and was subject to change in accordance with the market price of the underlying common stock. When the deals were announced, the stock prices typically fell, resulting in the issuance of significant blocks of stock. In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to combat the effects of these toxic transactions, we understand that the Office of the Chief Counsel and the senior Staff members of the Commission’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

We understand that, in order to monitor these types of transactions, the Staff compared the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer’s most recent Annual Report on Form 10-K. As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float. If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. However, according to the Office of the Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in C&DI 612.09. Moreover, we understand that the Staff’s focus shifted in late 2006 to “extreme convertible” transactions to avoid disrupting legitimate PIPE transactions. As described above, the terms of the Note Offering and Preferred Offering do not implicate any of the concerns leading to the focus on extreme convertible situations. There is no danger that public investors do not have an appropriate understanding as to the nature of the investment being made or any negative impact on the market prices of the shares involved, as the Note Offering and Preferred Offering have been fully disclosed in the Company’s filings with the Commission.

500 Union St. #810 Seattle WA 98101
Knowlabs.co

Furthermore, focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on the ability of smaller public companies to utilize the shelf registration process to register shares for resale, thereby severely limiting their options to raise funds.

If the Staff’s concern is that a distribution is taking place, the number of Shares being registered should be given less weight in the Staff’s analysis. The availability of Rule 415 depends on whether the offering is made by Selling Shareholders or deemed to be made by or on behalf of the issuer. In order for the Staff to determine that the offering is in fact on behalf of the issuer, by definition the Staff must conclude that the Selling Shareholders are seeking to effect a distribution of Shares. Clearly, an illegal distribution of Shares can take place when the amount of Shares involved is less than one-third of an issuer’s public float. In fact, it is far easier to effect an illegal distribution when the number of Shares involved is relatively small in relation to the Shares outstanding or the public float. When investors acquire a large stake of a small public company, particularly one with a limited trading market like that of the Company, it is virtually impossible for them to exit their equity position in an orderly manner through the public markets.

Limiting the number of Shares being registered does not effect any significant change in the circumstances of a proposed offering. If the Selling Shareholders are acting as a mere conduit for the Company, cutting back on the number of Common Shares being sold does not change the investment intent of the Selling Shareholders or the ability of the Selling Shareholders to effect a distribution if, in fact, that was their intent.

The Staff’s interpretative position set forth in C&DI 612.12 makes clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a primary offering or a secondary offering. Other factors discussed in this letter, such as the Selling Shareholders’ investment intent, and the circumstances under which the Selling Shareholders acquired the securities, support the characterization of the proposed offering as secondary in nature. C&DI 612.12 describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, that:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) [which places certain limitations on “at-the-market” equity offerings] applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

In addition, C&DI 216.14, regarding the use of Form S-3 to effect a secondary offering provides:

Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.

These interpretive positions support the Company’s belief that a holder of well in excess of one-third of the public float can effect a valid secondary offering of its Shares unless other facts—beyond the mere level of ownership—indicate that the holder is acting as a conduit for the issuer.

A focus on the number of shares being registered appears reminiscent of the “presumptive underwriter” doctrine, under which the Staff previously took the position that the sale of more than 10% of the outstanding registered stock of an issuer made the investor a “presumptive underwriter” of the offering. The Company notes that the presumptive underwriter doctrine was abandoned by the Staff more than 20 years ago. See American Council of Life Insurance (avail. June 10, 1983). More recent rule making has continued this trend away from this doctrine. See Securities Act Release No. 33-8869 (December 6, 2007) (eliminating the “presumptive underwriter” provisions of Rule 145(c) and (d) in most cases). Accordingly, the Company believes that there is no basis to apply the doctrine here.

500 Union St. #810 Seattle WA 98101
Knowlabs.co

A focus solely on numbers of Common Shares to be registered also ignores a fundamental aspect of these transactions: investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute Shares. In this case, the investors evaluated an investment in the Company on the basis of the business purpose for the Note Offering and Preferred Offering and whether they believed that the Company’s proposed use of proceeds was rational and likely to produce above average investment returns. By focusing on the percentage of the public float or the percentage of the Shares outstanding, the Staff unfairly penalizes smaller companies such as the Company by disproportionately hindering their ability to raise desperately-needed capital to execute their business plans and strategic initiatives. It is difficult to harmonize a focus on the number of securities being registered by smaller companies with the Commission’s public commitment to smaller companies. Furthermore, the enactment of the Jumpstart Our Business Startups Act demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller public companies.

Indeed, as indicated in its periodic reports, the Company’s ability to grow and develop is technology and products, requires the completion of financings, such as the one represented by the Note Offering and Preferred Offering, in a timely manner. Investors like the Selling Shareholders provide issuers like the Company with the means to further their business plans and strategic initiatives and, by extension, to provide returns to all Stockholders. In the case of the Note Offering and Preferred Offering, the Investors evaluated an investment in the Company on the basis of the business purpose for the offering and whether they believed the Company’s use of proceeds was rational and likely to produce favorable investment returns. The number of shares that they purchased was simply a mathematical result of the size of the investment, the price per unit and the Company’s market capitalization. PIPE investors do not typically look to acquire a specific proportion of a company and then calculate an investment amount based on that desired level of ownership. We respectfully submit that cutting off the ability to finance the operations of smaller companies through transactions such as the Private Placement will create dire consequences for these types of companies and their investors, with no corresponding benefit from an investor protection perspective or otherwise.

Whether the Sellers Are in the Business of Underwriting Securities

Aside from the Broker-Dealer Parties, who hold warrants received as compensation for services, none of the Selling Shareholders has an underwriting relationship with the Company or, to the Company’s knowledge, is in the business of underwriting securities. The Selling Shareholders buy and sell securities for their own accounts and not for the accounts of others. All of the Selling Shareholders represented at the time of purchase that they were buying for their own accounts and not with an intention to distribute in violation of the Securities Act. There is no allegation that those representations and warranties are untrue and no factual basis exists for any such allegation. To the Company’s knowledge, none of the Selling Shareholders has sold any of the securities being registered since the closing of the respective offering, nor have any Selling Shareholders converted the Notes or Preferred shares. In addition, to the Company’s knowledge, no Selling Shareholders has any agreements or understandings, directly or indirectly, with any person to distribute the Common Stock issuable upon conversion of the Notes or Preferred shares.

Section 2(a)(11) of the Securities Act defines the term “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking….” Each Selling Shareholder has represented that such Selling Shareholder has purchased the securities convertible into the Common Shares in the ordinary course for such Selling Shareholder’s own account and not with a view toward, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and they do not have a present arrangement to effect any distribution of the Common Shares registered in the Registration Statement to or through any person or entity. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present.

500 Union St. #810 Seattle WA 98101
Knowlabs.co

Whether Under All the Circumstances it appears that the Selling Shareholders are Acting as a Conduit for the Issuer

As the facts and analysis provided above demonstrate, the Selling Shareholders are not engaging in a distribution and are not acting as conduits for the Company. The Selling Shareholders made fundamental decisions to invest in the Company, have held their securities for a period of time that exceeds the periods sanctioned in the Staff’s C&DIs, and have represented that they purchased the securities for their own accounts and not with a view to the resale or distribution thereof, and that they had no present intention of selling or otherwise distributing such securities. In addition, each of the Selling Shareholders represented that it had made its own independent decision to purchase the securities, and there is no evidence to suggest that any of the Selling Shareholders are acting in concert to effect a coordinated distribution of the securities.

None of the Selling Shareholders are in the business of underwriting securities and all of the proceeds of the offering of the Common Shares under the Registration Statement will be retained by the Selling Shareholders. In these circumstances, the Company believes that the offering it seeks to register pursuant to the Registration Statement is a valid secondary offering that should be allowed to proceed consistent with Rule 415.

Conclusion

For all of the foregoing reasons, the Company believes that the facts and circumstances compel the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering by the Selling Shareholders eligible to be made on a shelf basis under Rule 415(a)(1)(i) and that the Company should be permitted to proceed with the registration of all of the Common Shares issuable in connection with the conversion of the Notes and Preferred issued pursuant to the Note Offering and Preferred Offering. No potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective as to all of the Common Shares issuable in connection with the Private Placement.

8.
Please include in your response to prior comment 3 information regarding prior securities transactions between the issuer (or any of its predecessors) and the Selling Shareholders, any affiliates of the Selling Shareholders, or any person with whom any Selling Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons). Include the date of each transaction and the consideration paid, and whether the securities have since been sold by the Selling Shareholder. Also clearly identify in your response when you have previously registered securities for resale by the selling security holders named in this registration statement, including whether and when those securities have been sold.

Response. There are no prior securities transactions between the Company and the selling shareholders or affiliates or contractual parties thereto with exception of those following parties and transactions described in Exhibit C attached hereto and incorporated herein by reference.

In furtherance to the information provided in Exhibit C, the only securities set forth therein which have been registered are (i) 1,785,714 shares of common stock issuable upon conversion of the Series C Redeemable Convertible Preferred Stock and (ii) up to 1,785,714 shares of common stock issuable upon the exercise of outstanding Series E Warrants. These were registered via Form S-1 as amended by Post Effective Amendment made effective August 21, 2018. No shares have been sold by the Selling Shareholder. The

9.
Please disclose (1) the price of your common stock on the dates that the selling security holders acquired the offered common stock or the securities by which they can acquire the offered common stock, and (2) the cash fee paid to the selling security holder. Also: clarify how the conversion and exercise price adjustments will be made for events requiring adjustments; and in the context of your disclosure regarding the Series D Convertible Preferred Stock, disclose the stated value of that preferred stock.

Response. (1) The Price of the Company’s common stock on the date the Selling Shareholders acquired securities by which they can acquire the offered common stock was as follows: (i) the offering price of the 8% convertible notes, warrants and related securities issued between January 31, 2019 and May 2019, was set at approximately $1.00 per share which was the closing price of the Company’s common stock as of January 31, 2019 (the date the offering commenced). The average closing stock price between January 31, 2019 and May 31, 2019 was approximately $1.57, and (ii) the Series D Preferred Stock and Series F Warrants were acquired on November 10, 2016 at a stated value of $0.80 per share; the closing price of the common stock on the date before the agreement was executed was $1.33 per share.

500 Union St. #810 Seattle WA 98101
Knowlabs.co

(2) (i)With the exception of the $361,401 fee paid to Boustead Securities and their affiliates or assign, no cash fee was paid to the Selling Shareholders owning the 8% convertible notes, warrants and related securities; (ii) no cash fee has been paid to the Selling Stockholder owning the Series D Preferred Stock and Series F Warrants.

(3) The 8% notes and warrants will be adjusted proportionately in the event of dividends, splits, or other reclassifications. With respect to the conversion and exercise price adjustments for events requiring adjustments, pursuant to Section 5(a) of the Series D Preferred Stock, the conversion price will be adjusted proportionately in the event of dividends in shares, stock splits, or other reclassifications, and pursuant to Section 5(b) will be adjusted downwards to match a conversion, exchange or exercise price per share offered by the Company to another party which is less than the Conversion Price of the Series D Preferred immediately in effect prior to such sale or issuance. The stated value of the Series D Preferred Stock is currently $0.70 per share.

Please contact me at (206) 903-1351 with any questions.

Sincerely,

/s/ Ronald P. Erickson
Chairman of the Board

cc: Kevin Kuhar, Securities and Exchange Commission
      Tim Buchmiller, Securities and Exchange Commission
      Russel Mancuso, Securities and Exchange Commission
      Jessica M. Lockett, Esq.

500 Union St. #810 Seattle WA 98101
Knowlabs.co

EXHIBIT A

CALCULATION OF REGISTRATION FEE

(1) In the event of a stock split, stock dividend or similar transaction involving our common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”).

(2) Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price and specifically using the price at which the warrants may be exercised.

(3)This Registration Statement covers the resale by our selling shareholders (the "Selling Shareholders") of:

(i)up to 4,242,515 shares of common stock underlying the conversion of principal amount of registrants 8% Unsubordinated Convertible Notes (“Principal Shares”)

(ii)up to 339,402 shares of common stock issuable by the registrant upon the conversion of interest accrued under the 8% Unsubordinated Convertible Notes (“Interest Shares”) (The Principal Shares and Interest Shares are referred to collectively as the “Shares”).

(iii) up to 2,121,258 shares (the "Investor Warrant Shares") of common stock issuable upon the exercise of outstanding investor's warrants (the "Investor Warrants") at an exercise price of $1.20 that were previously issued to the Selling Shareholders in connection with 8% Unsubordinated Convertible Notes offering that closed in a series of closings between February 15, 2019 and May 28, 2019.

(v) up to 3,108,356 shares of common stock underlying the outstanding Series D Convertible Preferred Stock which is convertible at any time at an initial conversion price of $0.25 per share of our common stock subject to adjustment for certain events (“Series D Shares”). There are currently 3,108,356 common shares estimated to underlying the 1,016,004 issued and outstanding Series D Shares.

(vi) up to 3,984,000 shares of common stock issuable upon conversion of outstanding Series F Warrants at an exercise price of $0.25 per share that were previously issued to one of the Selling Shareholders in connection with Preferred Stock and Warrant Purchase Agreement dated November 10, 2016 (“Series F Warrant Shares”).

(4) Estimated in accordance with Rule 457(c) of the Securities Act, solely for the purposes of calculating the registration fee based upon the average of the high and low prices as reported on the Over the Counter Bulletin Board ("OTCBB") as of May 29, 2019.

500 Union St. #810 Seattle WA 98101
Knowlabs.co

(5) We are registering 542,102 shares of our common stock issuable upon the exercise of outstanding placement agent warrants (the “Placement Agent Warrants”) at an exercise price of $1.20 per share that were previously issued to Boustead Securities, LLC and its assigns (collectively “Placement Agent”) pursuant to an engagement agreement dated November 6, 2018 (the “Boustead Offering Engagement Agreement”) which provides that the Placement Agent shall receive that certain number of warrants to purchase the common stock of the Company equal to the number of warrants issued under the 8% Unsubordinated Convertible Note Offering (the “Offering”). In the event of stock splits, stock dividends or similar transactions involving the common stock, the number of common shares registered shall, unless otherwise expressly provided, automatically be deemed to cover the additional securities to be offered or issued pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). In the event that the provisions of the agreements require the registrant to issue more shares than are being registered in this registration statement, for reasons other than those stated in Rule 416 of the Securities Act, the registrant will file a new registration statement to register those additional shares.

500 Union St. #810 Seattle WA 98101
Knowlabs.co

EXHIBIT B

500 Union St. #810 Seattle WA 98101
Knowlabs.co

EXHIBIT C

Garden State Securities, Inc.

The Company issued the following warrants for the issuance of common stock to Garden State Securities, Inc. or its employees related to the Clayton A. Struve transactions detailed below.

Convertible Promissory Notes, Series C and D Preferred Stock and related warrants- warrants for the purchase of 837,901 common shares exercisable at $0.25 per share.

Private placement being registered- warrants for the purchase of 99,000 shares of common stock exercisable at $1.20 per share.

None of the Garden State Securities, Inc. shares have been previously registered. On March 28, 2019, 10,610 shares of common stock were issued to an employee of Garden State Securities, Inc. related to the exercise of a warrant.

Clayton A. Struve

The Company has engaged in transactions with Mr. Struve, the Preferred D holder, since approximately 2016. The following is a summary of transactions with Mr. Struve:

Convertible Promissory Note dated September 30, 2016

On September 30, 2016, the Company entered into a $210,000 Convertible Promissory Note with Clayton A. Struve, an accredited investor of the Company, to fund short-term working capital. The Convertible Promissory Note accrued interest at a rate of 10% per annum and was due on March 30, 2017. The Note holder can convert the Note into common stock at $0.70 per share. During the year ended September 30, 2017, the Company recorded interest of $21,000 related to the convertible note. This note was extended in the Securities Purchase Agreement, General Security Agreement and Subordination Agreement dated August 14, 2017 with a maturity date of August 13, 2018. Also, the conversion price of the Debenture was adjusted to $0.25 per share, subject to certain adjustments. The balance was increased $75,000 during the year ended September 30, 2018. On November 16, 2018, we signed Amendment 1 to Senior Secured Convertible Redeemable Notes dated September 30, 2016extending the due dates of the Note to February 27, 2019. On September 24, 2018, Mr. Struve converted $200,000 of the Note into 800,000 shares of our common stock. The Company recorded accrued interest of $54,671 as of September 30, 2018.

Series C and D Preferred Stock and Warrants

On August 5, 2016, the Company closed a Series C Preferred Stock and Warrant Purchase Agreement with Clayton A. Struve, an accredited investor for the purchase of $1,250,000 of preferred stock with a conversion price of $0.70 per share. The preferred stock has a yield of 8% and an ownership blocker of 4.99%. In addition, Mr. Struve received a five-year warrant to acquire 1,785,714 shares of common stock at $0.70 per share.

To determine the effective conversion price, a portion of the proceeds received by the Company upon issuance of the Series C Preferred Stock was first allocated to the freestanding warrants issued as part of this transaction. Given that the warrants will not subsequently be measured at fair value, the Company determined that the warrants should receive an allocation of the proceeds based on their relative fair value. This is based on the understanding that the FASB staff and the SEC staff believe that a freestanding instrument issued in a basket transaction should be initially measured at fair value if it is required to be subsequently measured at fair value pursuant to US generally accepted accounting principles (“GAAP”), with the residual proceeds from the transaction allocated to any remaining instruments based on their relative fair values. As such, the warrants were allocated a fair value of approximately $514,706 upon issuance, with the remaining $735,294 of proceeds allocated to the Series C Preferred Stock.

Proportionately, this allocation resulted in approximately 59% of the face amount of the Series C Preferred Stock issuance remaining, which applied to the stated conversion price of $0.70 resulted in an effective conversion price of approximately $0.41.

500 Union St. #810 Seattle WA 98101
Knowlabs.co

Having determined the effective conversion price, the Company then compared this to the fair value of the underlying Common Stock as of the commitment date, which was approximately $1.06 per share, and concluded that the conversion feature did have an intrinsic value of $0.65 per share. As such, the Company concluded that the Series C Preferred Stock did contain a beneficial conversion feature and an accounting entry and additional financial statement disclosure was required.

Because our preferred stock is perpetual, with no stated maturity date, and the conversions may occur any time from inception, the dividend is recognized immediately when a beneficial conversion exists at issuance. During the year ending September 30, 2016, the Company recognized preferred stock dividends of $1.16 million on Series C preferred stock related to the beneficial conversion feature arising from a common stock effective conversion rate of $0.41 versus a current market price of $1.06 per common share.

On November 14, 2016, the Company issued 187,500 shares of Series D Convertible Preferred Stock and a warrant to purchase 187,500 shares of common stock in a private placement to certain accredited investors for gross proceeds of $150,000 pursuant to a Series D Preferred Stock and Warrant Purchase Agreement dated November 10, 2016.

The warrants associated with the November 14, 2016 issuance were allocated a fair value of approximately $56,539 upon issuance, with the remaining $63,539 of net proceeds allocated to the Series D Preferred Stock. Proportionately, this allocation resulted in approximately 53% of the amount of the Series D Preferred Stock issuance remaining, which applied to the stated conversion price of $0.80 resulted in an effective conversion price of approximately $0.34. Having determined the effective conversion price, the Company then compared this to the fair value of the underlying Common Stock as of the commitment date, which was approximately $1.14 per share, and concluded that the conversion feature did have an intrinsic value of $0.80 per share. As such, the Company concluded that the Series D Preferred Stock did contain a beneficial conversion feature of $150,211 which was recorded as a beneficial conversion in stockholders’ equity.

On December 19, 2016, the Company issued 187,500 shares of Series D Convertible Preferred Stock and a warrant to purchase 187,500 shares of common stock in a private placement to an accredited investor for gross proceeds of $150,000 pursuant to a Series D Preferred Stock and Warrant Purchase Agreement dated December 14, 2016.

The warrants associated with the December 19, 2016 issuance were allocated a fair value of approximately $60,357 upon issuance, with the remaining $69,643 of net proceeds allocated to the Series D Preferred Stock. Proportionately, this allocation resulted in approximately 54% of the amount of the Series D Preferred Stock issuance remaining, which applied to the stated conversion price of $0.80 resulted in an effective conversion price of approximately $0.37. Having determined the effective conversion price, the Company then compared this to the fair value of the underlying Common Stock as of the commitment date, which was approximately $0.81 per share, and concluded that the conversion feature did have an intrinsic value of $0.44 per share. As such, the Company concluded that the Series C Preferred Stock did contain a beneficial conversion feature of $82,232 which was recorded as a beneficial conversion in stockholders’ equity.

Because the Company’s preferred stock is perpetual, with no stated maturity date, and the conversions may occur any time from inception, the dividend is recognized immediately when a beneficial conversion exists at issuance. During the year ending September 30, 2017, the Company recognized preferred stock dividends of $2.3 million on Series D preferred stock related to the beneficial conversion feature arising from a common stock effective conversion rate of $0.34 and $0.37 versus the original market price of $1.14 and $1.06 per common share, respectively.

On May 1, 2017, the Company issued 357,143 shares of Series D Convertible Preferred Stock and a warrant to purchase 357,143 shares of common stock in a private placement to an accredited investor for gross proceeds of $250,000 pursuant to a Series D Preferred Stock and Warrant Purchase Agreement dated May 1, 2016.

The initial conversion price of the Series D Shares is $0.70 per share, subject to certain adjustments. The initial exercise price of the warrant is $0.70 per share, also subject to certain adjustments. The Company also amended and restated the Certificate of Designations, resulting in an adjustment to the conversion price of all currently outstanding Series D Shares to $0.70 per share.

500 Union St. #810 Seattle WA 98101
Knowlabs.co

On August 14, 2017, the price of the Series C and D Preferred Stock were adjusted to $0.25 per share pursuant to the documents governing such instruments. After adjustment there were 3,108,356 shares of Series D preferred stock authorized.

On July 17, 2018, the Company filed with the State of Nevada a second Amended and Restated Certificate of Designation of Preferences, Powers, and Rights of the Series D Convertible Preferred Stock. The Amended Certificate restates the prior Certificate of Designation filed on May 8, 2017 to decrease the number of authorized Series D shares from 3,906,250 shares to 1,016,014 shares.

As of June 30, 2019, the Company has 3,108,356 of Series D Preferred Stock outstanding with Clayton A. Struve, an accredited investor, outstanding. On August 14, 2017, the price of the Series D Stock were adjusted to $0.25 per share pursuant to the documents governing such instruments.

Securities Purchase Agreement dated August 14, 2017

On August 14, 2017, the Company issued a senior convertible exchangeable debenture with a principal amount of $360,000 and a common stock purchase warrant to purchase 1,440,000 shares of common stock in a private placement to Clayton Struve for gross proceeds of $300,000 pursuant to a Securities Purchase Agreement dated August 14, 2017. The debenture accrues interest at 20% per annum and matures August 13, 2018. The convertible debenture contains a beneficial conversion valued at $110,629. The warrants were valued at $111,429. Because the note is immediately convertible, the warrants and beneficial conversion were expensed as interest.

On the same date, the Company entered into a General Security Agreement with the Mr. Struve, pursuant to which the Company has agreed to grant a security interest to the investor in substantially all of our assets, effective upon the filing of a UCC-3 termination statement to terminate the security interest held by Capital Source Business Finance Group in the assets of the Company. In addition, an entity affiliated with Ronald P. Erickson, out then Chief Executive Officer, entered into a Subordination Agreement with the investor pursuant to which all debt owed by us to such entity is subordinated to amounts owed by us to Mr. Struve under the Debenture (including amounts that become owing under any Debentures issued to the investor in the future).

The initial conversion price of the Debenture is $0.25 per share, subject to certain adjustments. The initial exercise price of the Warrant is $0.25 per share, also subject to certain adjustments.

As part of the Purchase Agreement, the Company granted the investor “piggyback” registration rights to register the shares of common stock issuable upon the conversion of the Debenture and the exercise of the Warrant with the Securities and Exchange Commission for resale or other disposition.

The Debenture and the Warrant were issued in a transaction that was not registered under the Securities Act of 1933, as amended in reliance upon applicable exemptions from registration under Section 4(a)(2) of the Act and Rule 506 of SEC Regulation D under the Act.

Under the terms of the Purchase Agreement, Mr. Struve may purchase up to an aggregate of $1,000,000 principal amount of Debentures (before a 20% original issue discount) (and Warrants to purchase up to an aggregate of 250,000 shares of common stock). These securities are being offered on a “best efforts” basis by the placement agent.

During the year ended September 30, 2017, $156,941 was recorded as interest expense related to debt discounts, beneficial conversions and warrants associated with Convertible Promissory Notes.

On December 12, 2017, the Company closed an additional $250,000 and issued a senior convertible exchangeable debenture with a principal amount of $300,000 and a common stock purchase warrant to purchase 1,200,000 shares of common stock in a private placement dated December 12, 2017 with Mr. Struve pursuant to a Securities Purchase Agreement dated August 14, 2017. The convertible debenture contains a beneficial conversion valued at $93,174. The warrants were valued at $123,600. Because the note is immediately convertible, the warrants and beneficial conversion were expensed as interest.

On March 2, 2018, the Company received gross proceeds of $280,000 in exchange for issuing a senior convertible redeemable debenture with a principal amount of $336,000 and a warrant to purchase 1,344,000 shares of common stock in a private placement dated February 28, 2018 with Mr. Struve pursuant to a Securities Purchase Agreement dated August 14, 2017. The convertible debenture contains a beneficial conversion valued at $252,932. The warrants were valued at $348,096. Because the note is immediately convertible, the warrants and beneficial conversion were expensed as interest.

500 Union St. #810 Seattle WA 98101
Knowlabs.co

In connection with the February 28, 2018 private placement, the placement agent for the debenture and the warrant received a cash fee of $28,000 and the Company issued warrants to purchase shares of the Company’s common stock to the placement agent or its affiliates based on 10% of proceeds.

On November 16, 2018, the Company signed Amendment 1 to Senior Secured Convertible Redeemable Notes dated August 14, 2017 and December 12, 2017, extending the due dates of the Notes to February 27, 2019.

Convertible Promissory Notes with Clayton A. Struve

As of March 31, 2019, the Company owes Clayton A. Struve $1,071,000 under convertible promissory or OID notes. The Company recorded accrued interest of $58,411 as of March 31, 2019. On May 8, 2019, the Company signed Amendment 2 to the convertible promissory or OID notes, extending the due dates to September 30, 2019.

500 Union St. #810 Seattle WA 98101
Knowlabs.co